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Exhibit 12.2

Computation of Ratio of Adjusted EBITDA to interest expense and preferred dividends
$ in thousands, except ratios

	For the Years Ended December 31,
	2010		2009		2008		2007		2006
Adjusted EBITDA(1):
Net income (loss)	$80,206		$(769,847)		$(181,767)		$236,602		$376,034
Add: Interest expense(2)	346,500		481,116		666,706		629,272		429,807
Add: Depreciation, depletion and amortization(3)	69,916		98,238		102,745		99,427		83,058
Add: Joint venture depreciation and amortization	9,858		17,990		14,466		40,826		14,941
Add: Income taxes	7,023		4,141		10,175		6,972		891
Add: Provision for loan losses	331,487		1,255,357		1,029,322		185,000		14,000
Add: Impairment of assets(4)	22,381		141,018		334,830		144,184		5,683
Add: Stock-based compensation expense	19,355		23,593		23,542		17,601		11,435
Less: Gain on early extinguishment of debt, net	(108,923)		(547,349)		(393,131)		(225)		—

Total Adjusted EBITDA(1)	$777,803		$704,257		$1,606,888		$1,359,659		$935,849
Interest expense and preferred dividends:
Interest expense(2)	$346,500		$481,116		$666,706		$629,272		$429,807
Preferred dividends	42,320		42,320		42,320		42,320		42,320

Total interest expense and preferred dividends	$388,820		$523,436		$709,026		$671,592		$472,127
Adjusted EBITDA/interest expense and preferred dividends	2.0	x	1.4	x	2.3	x	2.0	x	2.0	x

Explanatory Notes:

(1)
Adjusted EBITDA should be examined in conjunction with net income (loss) as shown in the Company's Consolidated Statements of Operations. Adjusted EBITDA should not be considered as an alternative to net income (loss) (determined in accordance with GAAP) as an indicator of the Company's performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is Adjusted EBITDA indicative of funds available to fund the Company's cash needs or available for distribution to shareholders. Rather, Adjusted EBITDA is an additional measure for the Company to use to analyze how its business is performing. In addition, in calculating its ratio of Adjusted EBITDA to interest expense and preferred stock dividends, the Company makes adjustments for impairments of assets and provisions for loan losses because they are significant non-cash items and the Company believes that investors may find it useful to consider the Company's coverage of its interest and preferred dividend payments without the effect of these non-cash items, as an additional measure to earnings to fixed charges. It should be noted that the Company's manner of calculating Adjusted EBITDA may differ from the calculations of similarly-titled measures by other companies.

(2)
For the years ended December 31, 2010, 2009, 2008, 2007 and 2006, interest expense includes $30,515, $66,876, $47,995, $18,554 and $19,327, respectively, of interest expenses reclassified to discontinued operations.

(3)
For the years ended December 31, 2010, 2009, 2008, 2007 and 2006, depreciation, depletion and amortization includes $7,541, $36,029, $40,811, $43,560 and $43,291, respectively, of depreciation, depletion and amortization reclassified to discontinued operations.

(4)
For the years ended December 31, 2010, 2009, 2008, 2007 and 2006, impairment of assets includes $1,860, $14,430, $296, $297 and $297, respectively, of impairment of assets reclassified to discontinued operations.

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  Exhibit 12.2
Computation of Ratio of Adjusted EBITDA to interest expense and preferred dividends $ in thousands, except ratios